Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus for the exchange of senior notes, of Endo Pharmaceuticals Holdings, Inc. and to the incorporation by reference therein of our reports dated February 25, 2011, except for the Supplemental Guarantor Financial Information contained in Note 5, as to which the date is October 14, 2011, with respect to the consolidated financial statements and schedule of American Medical Systems Holdings, Inc. and the effectiveness of internal control over financial reporting of American Medical Systems Holdings, Inc., included in the Current Report on Form 8-K of Endo Pharmaceuticals Holdings, Inc., as of and for the year ended January 1, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

October 14, 2011